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Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:	REPORTING ISSUER
Biovail Corporation 7150 Mississauga Road Mississauga, Ontario L5N 8M5
ITEM 2:	DATE OF MATERIAL CHANGE
March 3, 2004
ITEM 3:	PRESS RELEASE
The attached press releases were issued by Biovail Corporation on March 3, 2004.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
Biovail announced its financial results for the three and twelve month periods ending December 31, 2003 and provided revised revenue and earnings guidance for 2004.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
See press releases attached as Schedule A.
ITEM 6:	RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT
Not applicable.
ITEM 7:	OMITTED INFORMATION
Not applicable.
ITEM 8:	SENIOR OFFICER — FOR FURTHER INFORMATION CONTACT:
For further information, contact Ken Howling at 905-286-3000.

ITEM 9:	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein.
DATED March 3, 2004.
BIOVAIL CORPORATION
By:	/s/ MARK L. THOMPSON Name: Mark L. Thompson Title: Associate General Counsel

        IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

2

	CONTACT:	Kenneth G. Howling Vice President, Finance (905) 286-3000
FOR IMMEDIATE RELEASE:

BIOVAIL REPORTS 2003 FOURTH QUARTER AND
FULL YEAR FINANCIAL RESULTS
* Core Product sales revenue increases by 59% *
* Core Product Revenue $172 million for 2003 versus $108 million for 2002 *
* Biovail Pharmaceuticals Canada Product Revenue $85 million for 2003 versus $33 million for 2002 *
* Wellbutrin XL Revenue $65 million for 2003 *
* Legacy Product Revenue $209 million for 2003 versus $324 million for 2002 *
* Generic Product Revenue $101 million for 2003 versus $182 million for 2002 *
* Slides to facilitate the earnings call may be accessed at www.biovail.com *

        TORONTO, Canada, March 3, 2004 — Biovail Corporation (NYSE/TSX: BVF) announced today its financial results for the three and twelve month periods ending December 31, 2003. Total revenues for the three months ended December 31, 2003 were $199.7 million versus $238.7 million for the three months ended December 31, 2002. Total revenues for the twelve months ended December 31, 2003 were $823.7 million representing an increase of 5% versus $788.0 million for the prior year.

        Total revenues for fourth quarter 2003 were favourably impacted versus fourth quarter 2002 total revenues by the launches of Cardizem LA, Teveten HCT, Zovirax Cream and Wellbutrin XL in 2003, as well as an increase in products sales by the Company's Canadian division due to the acquisition of Wellbutrin SR and Zyban. Fourth quarter 2003 total revenue versus fourth quarter 2002 total revenues were offset by lower revenue of the Company's Zovirax, Legacy and Generic product lines, as well as lower research and development revenue and co-promotion, royalty and licensing revenue.

        Full year 2003 total revenues versus 2002 total revenues were favourably impacted by the product launches described above and the Company's Canadian division, as well as by higher royalty revenue related to an interest in the gross margins of a generic omeprazole product. This increase in 2003 total revenue was partially offset by lower product sales revenue of the Company's Legacy and Generic product lines.

        Eugene Melnyk, Chairman of the Board and Chief Executive Officer commented, "2003 was a year of transition for Biovail as we made significant progress towards a fully-integrated pharmaceutical company and started to invest strategically for long-term growth in our operations, sales and marketing areas. First half 2004 will be a period of investment as we continue to expand and specialize our sales force in the U.S. and capitalize on our products and pipeline by balancing conservative returns on investment with necessary investments for growth. 2005 will be a year of superior financial results whereby the benefits of 2004 strategic investing is expected to deliver on long-term objectives for growth and profitability. These results will be seen in new product launches, increased sales throughout the U.S. and simultaneously developing our rapidly maturing pipeline of high value products."

        In accordance with U.S. GAAP, fourth quarter 2003 net loss of $96.0 million and diluted loss per share of $0.60 compared to fourth quarter 2002 net loss of $102.8 million and diluted loss per share of $0.65. In accordance with U.S. GAAP, the twelve-month period ended December 31, 2003 net loss was $27.3 million and diluted loss per share was $0.17 compared to net income of $87.8 million and earnings per share of $0.55 for the twelve-month period ended December 31, 2002. The Company had diluted shares outstanding of 159.3 million and 159.9 million for fourth quarter and full year 2003 respectively compared to 158.1 million and 160.5 million for the fourth quarter and full year 2002 respectively.

        In the fourth quarter of 2003, Biovail reduced its provision for tax contingencies by $12.0 million that were no longer required due to the resolution of tax uncertainties and incremental tax loses in the U.S.

2003 Financial Performance

        Biovail uses five categories to describe its product sales revenue thereby providing financial clarity and ease in monitoring Biovail's performance. These categories are as follows:

  Core Products — includes Cardizem LA, Zovirax products and Teveten products

  Wellbutrin XL — identified as a separate line for ease in tracking

  Biovail Pharmaceuticals Canada (BPC) — including Tiazac, Wellbutrin SR and Zyban

  Legacy Products — includes Tiazac (brand and generic), Cardizem CD (brand) Ativan/Isordil, Vasotec/Vaseretic, Rondec and Cedax

  Generics — controlled-release generics distributed by Teva Pharmaceuticals

Product Sales Performance

        Product sales revenue for the fourth quarter 2003 were $168.3 million compared to $183.8 million in the fourth quarter of 2002, reflecting a decrease of 8%. Product sales revenue were $632.9 million for the year 2003 compared to $646.0 million for the year 2002, reflecting a decrease of 2%. Fourth quarter 2003 product sales revenue was decreased by a $20.0 million increase in the provision for returns.

        The increase in the provision for returns is due to greater physician acceptance of the benefits of Cardizem LA versus Cardizem CD and an anticipation of greater conversion by Cardizem LA of Cardizem CD.

        Core Product sales revenue for the fourth quarter was $33.8 million compared to $34.1 million in the fourth quarter of 2002, a decrease of 1%. The Core Product sales revenue for year 2003 was $172.4 million compared to $108.3 million for year 2002 reflecting an increase of 59%. The Core Product sales revenue reflects the launches of Cardizem LA, Teveten HCT and Zovirax Cream during 2003. Cardizem LA is performing well and is now capturing 10% of new prescriptions written for once-daily diltiazems. Teveten total prescriptions increased 110% in 2003 versus 2002 and Zovirax is capturing 65% share of the topical anti-viral market.

        Wellbutrin XL product sales revenue was $48.6 million for fourth quarter 2003 and $64.9 million for the year 2003. Fourth quarter 2003 Wellbutrin XL sales included the recovery of over 90% of Wellbutrin XL product that was involved in a traffic accident on October 1, 2003.

        As part of a comprehensive earnings guidance press release on October 3, 2003, Biovail announced that its estimated revenue from Wellbutrin XL for third quarter 2003 would be less than $10.0 million partially as a result of the truck accident and that the loss in revenue due to the accident would be in the range of $10.0 million to $20.0 million. Numerous variables that were not known and were unavailable on October 3, 2003 are now determinable given better information and the reconciliation provided by GSK to Biovail.

        Variables that determine Biovail's revenue that were not then known include levels of discounts, free goods or rebates that would have been deducted from GSK's gross sales and the percentage of GSK's net sales Biovail is to receive. In calculating the high end of the estimate range, Biovail also took into consideration the variables that analysts were generally using in their models to estimate the Wellbutrin XL revenues, which included typically higher pricing, higher percentage supply prices and did not reflect the typical gross to net deductions. This analysis with analyst estimates was completed to better explain why revenue in third quarter 2003 would be less than previously expected by analysts.

        After a subsequent review of all of the facts, the actual revenue loss from the accident was determined to be $5.0 million. Calculated with analysts' assumptions for these variables, the revenue loss estimate would range from $7.5 million to $8.0 million.

        Product sales revenue by BPC was $23.4 million for the fourth quarter in 2003 compared to $9.7 million in the fourth quarter of 2002, an increase of 141%. The product sales were $85.2 million for the year 2003 compared to $32.6 million for year 2002 an increase of 161%. The primary growth drivers are Tiazac as well as revenues from Wellbutrin SR and Zyban, which were acquired at the end of 2002.

        Product sales revenue from Legacy Products was $36.4 million for the fourth quarter in 2003 compared to $87.5 million in the fourth quarter of 2002. These product sales were $208.9 million for the year 2003 compared to $323.6 million for year 2002. The lower level of Legacy Products revenue reflects the expected decline in these older, genericized products.

        Product sales revenue from controlled-release generics was $25.9 million for the fourth quarter in 2003 compared to $52.5 million in the fourth quarter of 2002. These product sales were $101.5 million for the year 2003 compared to $181.5 million for year 2002. The decline in the generic product sales is in part due to lower volumes of Adalat CC sold following the generic entry of Watson Pharmaceuticals Inc. into the market. Sales of generic products for year 2003 were favourably impacted by an $8.5 million credit received from Teva in the third quarter for 2003, related to certain deductions it had taken in the calculation on net sales.

        In summary:

($ Millions)	2003 Sales	Percent of Total	Growth Rate 2002
Core Products	$172.4	27%	59%
Wellbutrin XL	$64.9	10%	N/A
BPC Products	$85.2	14%	161%
Legacy Products	$208. 9	33%	(35%	)
Generics	$101.5	16%	(44%	)
Total Product Sales	$632.9	100%	(2%	)

        Research and development (R&D) revenues were $3.4 million and $14.2 million for the three months and twelve months ended December 31, 2003 and compared to $9.3 million and $28.4 million for the comparable 2002 periods. The higher level of R&D revenues in 2002 is related to revenue received from GSK associated with the development of Wellbutrin XL.

        Co-promotion, royalty and licensing revenue was $28.0 million for fourth quarter 2003 and compared to $45.6 million for the comparable 2002 period. Co-promotion, royalty and licensing revenue of $176.6 million for the twelve months ended December 31, 2003 compared to $113.6 million for the 2002 comparable period. The increase in these revenues primarily relates to the Company's economic interest in the sales of a generic version of Prilosec. The Company earned $11.3 million and $103.0 million for the fourth quarter and full year 2003 respectively from this economic interest.

        Gross margins on total Product Sales were 70% and 78% for the three and twelve month periods ended December 31, 2003 versus 76% and 75% for the prior year comparable periods. Gross margins were favourably impacted by sales mix of higher margin products such as Cardizem LA and Zovirax, offset by lower margins related to Wellbutrin XL revenue, which includes a mix of trade and samples.

        Research and development expenses increased by 107% and 66% to $26.1 million and $86.6 million for the three and twelve month periods ended December 31, 2003. The increase in research and development expenses is primarily due to numerous on-going developmental programs, Wellbutrin XL scale up activities and the Cardizem PLACE program.

        Selling, general and administrative expenses were $66.3 million for the fourth quarter 2003 versus $43.5 million for fourth quarter 2002, an increase of 52%. Selling, general and administrative expenses were $242.8 million for the twelve month period ended December 31, 2003 versus $166.4 million for the comparable 2002 period, an increase of 46%. The significant increase in selling, general and administrative expenses is due to a number of strategic decisions taken. The significant increase in selling, general and administrative expenses in 2003 are primarily related to our investment in our U.S. pharmaceutical business, both in terms of infrastructure restructuring and costs associated with the launches of three products. Selling, general and administrative expenses for the fourth quarter and full year 2003 also included co-promotion fees payable to Reliant of $3.7 million and $20.9 million respectively.

        Amortization expense was $26.2 million and $140.9 million for the three and twelve month periods ending December 31, 2003 respectively versus $29.0 million and $71.5 million for the three and twelve month periods ending December 31, 2002. These increases primarily reflect the incremental amortization related to our economic interest in a generic version of Prilosec.

        Cash flow from operations decreased 16% at December 31, 2003 to $282.0 million versus $334.1 million at December 31, 2002.

2003 Significant Items

        Fourth quarter and twelve months ended December 31, 2003 U.S. GAAP financials were affected by several significant items. These 2003 significant items and their effect on U.S. GAAP earnings in the fourth quarter and full year 2003 are listed in the chart below:

Significant Items included in U.S. GAAP earnings
(All dollar amounts are expressed in million of U.S. dollars, except per share data)

	Three Months Ended December 31
	2003		2002
	Amount	Per Diluted Share	Amount	Per Diluted Share
Reorganization costs	$4.4	$0.03	$—	$—
Acquired research and development	22.1	0.14	167.7	1.06
Write-down of assets	45.1	0.28	30.6	0.19
Extinguishment of royalty obligation	61.3	0.38	—	—
Reduction in effective tax rate	(5.9)	(0.04)	—	—
Release of tax reserve	(12.0)	(0.08)	—	—
Adjustment to product returns provision	20.0	0.13	—	—
Foreign exchange (gain) loss	4.4	0.03	(1.1)	(0.01)
	Twelve Months Ended December 31
	2003		2002
	Amount	Per Diluted Share	Amount	Per Diluted Share
Reorganization costs	$7.5	$0.05	$—	$—
Acquired research and development	124.7	0.78	167.7	1.05
Write-down of assets	45.1	0.28	30.6	0.19
Extinguishment of royalty obligation	61.3	0.38	—	—
Release of tax reserve	(12.0)	(0.08)	—	—
Adjustment to product returns provision	16.0	0.10	—	—
Foreign exchange (gain) loss	14.0	0.09	(0.7)	(0.00)

1.    Reorganization Costs

        Selling, general and administrative expenses in the fourth quarter and twelve months of 2003 included $4.4 million and $7.5 million, respectively, of costs associated with the transition of U.S. commercial operations from Raleigh to Bridgewater. Those costs mainly comprised severance and retention bonuses payable to employees in Raleigh, as well as the cost to terminate the Raleigh lease.

2.    Acquired research and development

        In the fourth quarter of 2003, we incurred a charge of $22.1 million for acquired research and development, which is comprised of: (i) $12.9 million related to the acquisition of tramadol FT from Ethypharm S.A. ("Ethypharm"); and (ii) $11.1 million related to our increased interest in the BNC-PHARMAPASS products under development. In addition, we finalized the allocation of the purchase price related to our second quarter of 2003 acquisition of Ativan and Isordil, resulting in a reallocation of $1.9 million from acquired research and development to intangible assets.

        In the twelve months of 2003, we incurred a charge of $124.7 million for acquired research and development, which is comprised of: (i) $44.2 million related to our acquisition of the Athpharma products; (ii) $38.1 million (as adjusted) related to our acquisition of the Ativan sublingual products under development; (iii) $16.0 million related to our acquisition of tramadol FT from Ethypharm; and (iv) $26.4 million related to our interest in the BNC-PHARMAPASS products under development.

        Subsequent to year-end, Biovail acquired North American rights to Ethypharm's Flashtab combination tramadol and acetaminophen (Flashtab tamadol/acetaminophen) product, which complements Biovail's September 2003 purchase from Ethypharm of Flashtab tramadol and Biovail's once daily tramadol product.

        Concurrent with the negotiation for Flashtab tramadol/acetaminophen, Biovail has modified its shareholders Agreement with Ethypharm with respect to value protection of its 15% equity investment in Ethypharm from an indefinite period to an 18-month term. Biovail and Ethypharm have agreed to terminate the September 2003 Diltiazem CR License Agreement and Supply Agreement and terminated Biovial's obligation to provide convertible debenture financing to Ethypharm. The effect of these negotiations is a $12.9 million acquired research and development charge in fourth quarter, such that total charge for tramadol FT and the combination Flashtab tramadol/acetaminophen was $16.0 million in 2003.

        The value of Biovail's 15% investment in Ethypharm is currently enhanced by the equity protection the Company has negotiated. However, Ethypharm will need to achieve certain milestones within the 18-month term of equity protection in order for Biovail to realize its value or a write-down of this investment may become necessary.

        In July 2003, a joint venture was established between BLI Pharmaceutical Developments Ltd (BNC), a subsidiary of Biovail Laboratories Incorporated (49% ownership) and PharmaPass II, LLC (51% ownership) for the purpose of developing enhanced or Super-Biovailable formulations of Coreg, Teveten and Flomax. The joint venture (BNC-PHARMAPASS, LLC) agreed to enter into an exclusive manufacturing and distribution agreement with Biovail of these products and BNC held an option to acquire PharmaPass II, LLC's interest in the joint venture. During third quarter and fourth quarter of 2003 research activities of the joint venture produced formulations for two products. During the fourth quarter PHARMAPASS II reduced its investment in BNC-PHARMAPASS, LLC it was entitled to following completion of certain development activities, which resulted in BNC's interest increasing to 84%, which resulted in an incremental $11.1 million charge to acquired research and development. Subsequent to year end Biovail exercised its option to purchase the remaining interest in BNC-PHARMAPASS, LLC for $5.0 million which will result in a charge in first quarter 2004 to acquired research and development.

3.    Write-down of assets

        Due to the Company's transition plan for its U.S. pharmaceutical business, Biovail has identified certain non-core assets (approved pharmaceutical products) that do not fit with Biovail's therapeutically aligned promotional programs. Biovail focuses its therapeutically aligned sales efforts on cardiovascular products including Cardizem LA, Teveten as well as Zovirax. Additionally, Biovail has to consider and plan for the launch of several pipeline products. With respect to products such as Rondec and Cedax, the Company is considering at several commercial options for these products including the initiation of negotiations for the potential sale of these products, Biovail recorded a $22.0 million non-cash charge related to the write-down of the net book value of Cedax. In addition, we recorded a $21.4 million non-cash charge related to the write-down of the net book value of Rondec, based on the estimated fair value of this product at December 31, 2003.

4.    Extinguishment of a royalty obligation

        In December 2003, we mutually agreed with Reliant to terminate Reliant's co-promotion of certain of our products effective December 31, 2003. We paid $61.3 million to extinguish our trailing royalty obligation to Reliant. Reliant repaid $61.1 million of its $70.0 million loan payable to us, as well as $3.2 million of accrued interest on the loan. The remaining principal amount of $8.9 million was converted into 446,457 Series D Preferred Units of Reliant, which represents an ownership interest in Reliant of less than 2%.

5.    Tax provision

        The effective tax rate for the year is 4% reflecting the losses arising in the U.S. from increased sales and marketing expenses. In the fourth quarter of 2003, we reduced the provision for tax contingencies by $12.0 million that were no longer required due to the resolution of tax uncertainties and incremental tax losses in the U.S.

6.    Returns Provision

        During the fourth quarter 2003, Biovail increased its provision for returns by $20.0 million at December 31, 2003. The increase in the provision for returns is due to greater physician acceptance of the benefits of Cardizem LA versus Cardizem CD and an anticipation of greater conversion by Cardizem LA of Cardizem CD.

7.    Foreign Exchange (gain) loss

        In preparation of its interim financial statements for each of the first three quarters of 2003, the Company translated the Canadian dollar liability to GSK incurred in 2002 in regard to the purchase of Wellbutrin SR at the exchange rate existing as at the date of acquisition. However, in the course of preparing its financial statements for the fourth quarter and the full year 2003, the Company determined that U.S. GAAP requires that the Canadian dollar liability be translated at current rates.

        This translation results in changes to previously recognized foreign exchange (gains) losses of which $5.4 million, $3.9 million and ($3.1) million in the first, second and third quarters, respectively. The net income (loss) per share as adjusted is $0.36 for the first quarter, as compared with previously reported $0.39, ($0.03) for the second quarter, as compared with the previously reported ($0.01) and $0.10 for the third quarter, as compared with the previously reported $0.08.

        In addition we have added a new foreign exchange (gain) loss line to our financial statements for greater transparency.

Legal and Regulatory

Office of the Attorney General

        On July 24, 2003 Biovail received a letter from the Department of Justice for the Boston Attorney General's office requesting information on the marketing activities surrounding the launch of Cardizem® LA. Over the past several months, Biovail has provided documents to the Office of the Inspector General and met with representatives of the Department of Justice to discuss this matter. Biovail is continuing to cooperate in respect of this enquiry but at this time, it is difficult to predict when this matter will come to resolution.

U.S. Securities and Exchange Commission (SEC)

        On, November 20, 2003 Biovail received a letter from the SEC indicating that the Commission will be conducting an informal inquiry relating to the Company's financial performance and certain accounting matters for the fiscal year 2003. Over the past several months, Biovail has provided documents to the SEC and met with representatives of the SEC to discuss this matter. Biovail is continuing to cooperate in respect of this informal enquiry but at this time, it is difficult to predict when this matter will come to resolution.

Ontario Securities Commission (OSC)

        In September 2002, the OSC initiated an extensive, review of the disclosure practices of public companies with a view towards ensuring the integrity of the public markets is always maintained and to ensure that Ontario based public companies listed on the Toronto Stock Exchange were diligent in meeting their disclosure obligations. According to the OSC's website, staff was redeployed in the OSC's Corporate Finance Branch to ensure that all of the largest 100 TSX-listed companies that are headquartered in Ontario were reviewed in fiscal 2003. Biovail was part of the initial disclosure review and continues to work with the OSC to maintain high standards in its commitment to disclosure.

        In November of last year, Biovail received notification that, "the Ontario Securities Commission is conducting a routine inquiry into the trading of Biovail Corporation." This previously undisclosed OSC investigation is, according to the OSC, in its early stages. It is important to note the Biovail Corporation itself was not involved in any trading activity during the periods in question.

        Biovail takes the ongoing continuous disclosure review and trading activity investigation very seriously and will continue to fully assist the OSC with these important initiatives.

        Biovail management will host a conference call and web cast on Wednesday, March 3rd, 2003 at 8:00 a.m. EST for company executives to discuss 2003 fourth quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

        A live web cast of this call will be available through the Investor Relations section of the Biovail web site, www.biovail.com. To access this live call, please dial 1-800-814-4853 (U.S. and Canada) and 1-416-640-1907 for international callers. Callers are encouraged to dial in ten minutes before the call begins to avoid delays. A replay of the conference call will be available until 7:00 p.m. EST on Wednesday March 10, 2004 by dialing 1-877-289-8525 (U.S. and Canada) or 1-416-640-1917 for international callers, using access code, 21037415.

        Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies.

        For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

        "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

        To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2003	2002	2003	2002
REVENUE
Product sales	$168,269	$183,836	$632,898	$645,986
Research and development	3,424	9,257	14,239	28,425
Co-promotion, royalty and licensing	28,042	45,604	176,585	113,614

	199,735	238,697	823,722	788,025

EXPENSES
Cost of goods sold	50,633	43,692	139,456	164,706
Research and development	26,143	12,603	86,570	52,150
Selling, general and administrative [note]	66,335	43,526	242,771	166,397
Amortization	26,245	28,977	140,895	71,499
Acquired research and development	22,111	167,745	124,720	167,745
Write-down of assets	45,081	30,575	45,081	31,944
Extinguishment of royalty obligation	61,348	—	61,348	—
Settlements	—	—	(34,055)	—

	297,896	327,118	806,786	654,441

Operating income (loss)	(98,161)	(88,421)	16,936	133,584
Interest income	1,272	749	7,165	3,608
Interest expense	(10,392)	(9,252)	(40,421)	(32,005)
Foreign exchange gain (loss) [note]	(4,413)	1,069	(14,007)	700
Other income (expense)	(1,644)	165	(938)	3,408

Income (loss) before provision for (recovery of) income taxes	(113,338)	(95,690)	(31,265)	109,295
Provision for (recovery of) income taxes	(17,300)	7,100	(4,000)	21,500

Net income (loss)	$(96,038)	$(102,790)	$(27,265)	$87,795

Diluted earnings (loss) per share	$(0.60)	$(0.65)	$(0.17)	$0.55

Weighted average number of common shares outstanding (000s)	159,322	158,099	159,919	160,463

Note: Current and prior years' figures reflect the reclassification of foreign exchange gains and losses from selling, general and administrative expenses.

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	December 31
	2003	2002
ASSETS
Cash and cash equivalents	$133,261	$56,080
Other current assets	279,191	265,551
Long-term investments	113,546	79,324
Property, plant and equipment, net	173,804	136,784
Goodwill, net	100,814	102,212
Intangible assets, net	1,049,475	1,080,503
Other assets, net	72,683	113,350

	$1,922,774	$1,833,804

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$401,890	$345,158
Deferred revenue	14,500	18,200
Minority interest	679	—
Long-term obligations	624,110	624,760
Shareholders' equity	881,595	845,686

	$1,922,774	$1,833,804

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Twelve Months Ended December 31
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(27,265)	$87,795
Add (deduct) items not involving cash
Depreciation and amortization	157,317	82,368
Amortization of deferred financing costs	2,975	2,267
Amortization of discounts on long-term obligations	6,562	5,329
Acquired research and development	124,720	167,745
Write-down of assets	45,081	31,944
Other items not involving cash	5,893	(1,409)

	315,283	376,039
Net change in non-cash operating items	(33,304)	(41,935)

Cash provided by operating activities	281,979	334,104
CASH FLOWS FROM INVESTING ACTIVITIES	(278,446)	(792,467)
CASH FLOWS FROM FINANCING ACTIVITIES	72,523	79,533
Effect of exchange rate changes on cash and cash equivalents	1,125	19

Increase (decrease) in cash and cash equivalents	77,181	(378,811)
Cash and cash equivalents, beginning of period	56,080	434,891

Cash and cash equivalents, end of period	$133,261	$56,080

	CONTACT:	Kenneth G. Howling Vice President, Finance (905) 286-3000
FOR IMMEDIATE RELEASE:

BIOVAIL PROVIDES UPDATED 2004 GUIDANCE
* Boosts sales and marketing spending by $40 million to $60 million adding two specialty sales forces *
* Increases Wellbutrin XL revenue by $40 million *
* Decreases Legacy Product revenues by $80 million to $60 million *
* Removes licensing revenue of $35 million from guidance *

        TORONTO, Canada, March 3, 2004 — Biovail Corporation (NYSE, TSX: BVF) today announced revised revenue and earnings guidance for 2004. The Company believes that the financial guidance contained herein is conservative, achievable and reflects the Company's strategic desire to invest in its Research and Development and Sales and Marketing infrastructure — balancing return on investment with investments for long-term sustainable organic growth.

        Biovail is updating its previously announced guidance based on several changes within its business including:

  •
  The successful launch of Wellbutrin XL in the U.S. marketplace such that Biovail's licensee, GlaxoSmithKline, has recently increased their manufacturing orders and revenue guidance;

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  Expanding the Company's U.S. sales force with the launch of 63 new specialty sales representatives to focus on Nephrology and 63 new specialty sales representatives to focus on Dermatology & OB/GYN. Based on anticipated incremental Wellbutrin revenue, the Company believes this ongoing investment in its U.S. sales force will result in higher revenue long term for its U.S. promoted products and will strengthen Biovail's position in the competitive U.S. marketplace;

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  Conservatively reducing revenue expectations for the Company's U.S. promoted products business until the sales force efforts prove successful;

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  Conservatively reducing revenue expectations on Legacy brands which are declining faster than previously expected and the Company's need to under-ship demand; and

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  Conservatively removing from the Company's guidance any out-licensing revenue expectation until such time an out-licensing agreement is consummated. The Company is currently in discussions with multiple partners regarding potential product out-licensing opportunities including Ralivia (R), Biovail's once-daily pain formulation intended for the treatment of chronic moderate to moderately severe pain. This is consistent with the Company's conservative financial approach.

        Biovail's anticipated annual product sales revenue by major category, research and development revenue, royalty and co-promote revenue and total revenue for 2004 compared to previous guidance is expected to be within the following ranges:

($ millions)	Updated		Previous
Promoted products
Cardizem LA	80	100	90	120
Teveten	30	40	35	45
Zovirax	90	110	100	120

Subtotal	200	250	225	285
Wellbutrin XL	200	250	160	210
Biovail Pharmaceuticals Canada	100	120	95	110
Legacy Products	150	200	230	260
Generics	110	130	110	135

Total	760	950	820	1,000

Total Product Sales Revenue Guidance	800	900	850	1,000
Research & Development Revenue	10	15	15	20
Royalty and Co-Promote Revenue	20	25	15	50

Total	830	940	880	1,070

Total Revenue Guidance	800	940	880	1,070

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        Numerous factors may impact the Company's quarterly results including the rate of growth for various products launched in 2003, associated promotional costs, the growth and variable supply price on Wellbutrin XL sold to GlaxoSmithKline (GSK), and the erosion of revenues related to Legacy and Generic products due to competitive or generic activity. Quarterly product revenue will likely increase throughout the year on a quarter over quarter basis primarily due to anticipated increases in Wellbutrin XL supply prices to GSK. Total revenue and Wellbutrin XL revenue is expected to be within the following ranges:

($ millions)	Q1	Q2	Q3	Q4	Full Year 2004
Previous Guidance
Total Revenue *	170 - 200	210 - 250	230 - 275	290 - 345	880 - 1,070
Wellbutrin XL	20 - 35	30 - 45	40 - 55	60 - 105	160 - 210
Updated Guidance
Total Revenue *	150 - 180	190 - 230	220 - 255	240 - 300	800 - 940
Wellbutrin XL	30 - 40	60 - 80	60 - 80	70 - 100	200 - 250

*Does not cross add

        Gross margins are forecast to be higher in 2004 than in 2003 and are expected to be in the range of 74% to 78% of product sales revenue on an annual basis, although lower earlier in the year. Research and development spending is forecast to be in the range of $80 million to $100 million, reflecting an expected increase in clinical activity.

        Amortization expenses for 2004 will likely be in the range of $65 million to $70 million, excluding amortization associated with a generic version of Prilosec. The Company's tax rate is expected to be in the 4% to 6% range.

        The Company believes that the establishment of an effective U.S. sales and marketing infrastructure is critical to be a leading Specialty Pharmaceutical company competing in the competitive U.S. marketplace. Early new prescription (NRx) and total prescription (TRx) trends in Cardizem LA, Teveten and Zovirax are tracking well and the Company has made the decision that additional investment to support these products should produce revenue growth over the next few years. In this regard, the Company is revising its previous guidance for selling, general and administrative expenses from $260-290 million to $300-350 million or 31-36% of total revenue.

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        Fully diluted earnings per share(1) for 2004 are expected to be in the range of $1.35 and $1.70. Quarterly earnings during 2004 will be impacted by the growth of Wellbutrin XL and the increasing supply price that the company receives on higher levels of end market sales by GSK.

        Quarterly fully diluted 2004 earnings per share(1) guidance by quarter is as follows:

2004	Q1	Q2	Q3	Q4	Full Year
Previous earnings per share(1)Guidance	$0.25-0.35	$0.30-$0.40	$0.50-$0.65	$0.70-$0.80	$2.00-$2.20
Revised earnings per share(1)Guidance	$0.10-0.20	$0.20-$0.30	$0.40-$0.55	$0.55-$0.65	$1.35-$1.70

(1)
All earnings per share information assumes the company will not have or are exclusive of any charges.

        For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

        Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies. More information on Biovail Corporation can be found on http://www.biovail.com.

        "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

        To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

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QuickLinks

  Exhibit 99.1
BIOVAIL REPORTS 2003 FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS
BIOVAIL PROVIDES UPDATED 2004 GUIDANCE